Mail Stop 0511



							April 19, 2005



Stephen E. King, Chief Executive Officer
1400 N. Providence Road, Suite 6010
Media, PA 19063

		RE:	Synova Healthcare Group, Inc.
			Registration Statement on Form SB-2
			Commission File No. 333-123498

Dear Mr. King:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note that your registration statement registers the resale of up to 9,342,328 shares of common stock by selling shareholders.
We
also note that there is currently no market for your common shares.
Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock purchase warrants, common shares issuable upon the exercise of outstanding unit purchase options and the warrants underlying such unit purchase options. See Item 16 of
Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.
2. Please remove all references to the Pink Sheets as an over the counter market. The Pink Sheets are not an established public trading market. Also, please clarify that the pink sheets will not constitute a market for selling at market prices, as stated in our prior comment.
3. Please disclose whether the company hosts an internet site.

Prospectus Cover Page
4. Please limit your disclosure on the cover page to that
information
required by Item 501 of Regulation S-B. For example, consider removing the references to the par value of the common stock, the state of incorporation, the statement that you will pay all offering expenses, and the use of proceeds assuming the exercise of the warrants and unit purchase options.
5. We note disclosure that your stock "is currently quoted on the
`Pink Sheets` . . . ."  Please disclose that your securities are not
traded on any national securities exchange. See Item 501(a)(4) of Regulation S-B.
6. Please disclose the termination date of the offering.

Inside Front and Outside Back Cover Page
7. Please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.
Forward-Looking Information
8. Please relocate the information on page iii to later in the prospectus. The summary should immediately follow the cover page and table of contents.
9. Please remove the term "will" from the list of typically employed forward-looking statements.
10. We note your statement that the prospectus includes forward looking statements "as such term is defined" in the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

* delete any references to the Private Securities Litigation
Reform
Act; or

 *    make clear, each time you refer to the Litigation Reform
Act,
that
       the safe harbor does not apply to initial public offerings.

Summary
11. Disclose the purpose of the reverse acquisition.
12. Some of the disclosure in the summary is a mere repetition of much of the information contained in the "Business" and "Management" sections. Revise your disclosure to remove all repetitious information. Refer to Item 503 of Regulation S-B which states that the summary should be brief and should not contain detailed information that may be found deeper in the prospectus.
13. We note that the basis of the disclosure about your company`s industry is based on the company`s "market research" or management`s belief. See, for example and without limitation, disclosure in the last sentence of the first paragraph beneath the "Marketing" subsection. Refer also to disclosure in the "Competition" subsection of the "Business" section. Please disclose the source of the information and whether the source is publicly available. If the source is not available for no or nominal charge, then the you must adopt the information as the your own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics.
14. Please provide the complete mailing address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-B.

Risk Factors
15. In the introductory paragraph, clarify that you disclose all "material" risks here.
16. The second risk factor, discussing penny stock, is a generic risk. Please consider relocating this disclosure to the plan of distribution section. Also please remove the fifth, eleventh, fifteenth, and seventeenth risk factors, as they are generic risks.
17. Please remove the last paragraph of the third risk factor, as this information regarding the arbitrary price by selling shareholders does not relate to the risk factor subheading. Also, please revise the third risk factor subheading to clearly indicate the subheading.
18. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for risk factor 7 merely states the fact the company intends to "compete in a new and rapidly evolving market." Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English
Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal
Bulletin No. 7, dated June 7, 1999. In addition to the sixth risk factor, we direct your attention, with out limitation, to risk factors 8, 9-18, 20, and 22-23.
19. To the extent possible, avoid the generic conclusion you make in most of your risk factors that the risk discussed would have a material adverse effect your business, prospects, results of operations, financial condition, and/or ability to continue as a going concern. Instead, replace this language with specific disclosure of how your business, prospects, results of operations, financial condition, and/or ability to continue as a going concern would be affected.
20. Please revise the sixth risk factor to indicate the "certain states" where entities other than institutional investors may purchase securities. Also, please clarify the "certain other jurisdictions" referred to in the subheading.
21. The statement in the eighth risk factor that "our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development" is a generic statement that should be removed.
22. We note that this is a resale registration. Please explain the reference in risk factor 21 to participants in this offering suffering substantial dilution.
23. Please combine risk factors fourteen and twenty-two, as both discuss the risks associated with managing growth.

Management`s Discussion and Analysis
Results of Operations
24. Please revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission`s recent guidance regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations contained in Release No. 33-8350 (December 19,
2003) available at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
25. We note the loan payable due May 1, 2005. Please name the party that provided the loan and state whether there is any affiliation between the party and your company, your officers, directors or affiliates. Also, clarify those "certain assets" that are secured against the loan. If material, please include a risk factor.
26. We note the reference to a new senior credit facility to be negotiated. Please update the status.
27. Please update to disclose whether you have any material commitments for capital expenditures as required by Item 303(b)(iii)
of Regulation S-B.

Business
28. Please review the disclosure requirements set forth in Item 101(b) of Regulation S-B and, to the extent you have not addressed all of the provisions set forth in the Item, revise your disclosure accordingly. Refer, for example, to Item 101(b)(6) of Regulation S-
B.
29. Please disclose the countries with which the company does business.

History and Background
30. Please clarify your statement that the registration rights agreement permits you to include "(i) a specified number of shares held by our stockholders prior to the offering and (ii) the shares underlying the unit purchase options issues to our placement agents in the offering." Specifically disclose how these provisions relate to the registration statement.
31. Please disclose all material terms of the merger agreement, including whether any finders` fees or other forms of compensation were paid, directly or indirectly.

Current Products
32. We note Metrocheck(r) is available for purchase in more than
15
retail distributors. Please disclose whether you have any written agreements with these distributors and whether any of these are considered major customers. Also disclose whether you have any written agreements with these distributors. If so, disclose the material terms and file as exhibits.
33. Disclosure indicates that you have "established strategic relationships with certain physician supply organizations that offer
MenocheckPro (tm) . . . ."  Please identify these physician supply organizations, disclose the material terms of your agreements with them, and file the agreements as material exhibits.

Future Products
34. Please disclose the current stage of development of the other
proposed diagnostic products.   For instance, provide greater
disclosure regarding the filing of the provisional patent relating to obstetrics. State when the patent application was filed and the patent application number.

Technology
35. Please disclose the "certain other matters" ABI is responsible for pursuant to the distribution agreement.
36. Please define the term "immuno chromatographic assay."

Employees
37. Please disclose the total number of employees, in addition to the number of full-time employees.

Dilution
38. Please remove this section, as this registration statement relates to the resale of common stock, rather than a primary offering by the company.

Selling Stockholders
39. Disclose whether or not any of the selling shareholders a broker-dealers of affiliates of broker-dealers.
40. If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.
41. Please revise the number of shares to be held by Erwin Speckert after the offering.
42. Disclose the control person(s) for Oceana Partners and GM
Capital
Partners.
43. Please disclose how you propose to reflect any changes in selling security holders.
44. We note the significant amount of shares being registered for resale that are owned or controlled by Mr. Speckert. Given the significant level of resales by these related parties, we are of the view that the offering by this group is an offering by or on behalf of the company. Rule 415(c) of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by affiliates is not permissible. Please revise the terms of your offering to indicate that the fixed offering price will apply throughout the term of the offering for this group. The prospectus should make clear the fact that these persons are underwriters of this offering. Also include Mr. Speckert in the beneficial ownership table and disclose the nature of ownership in a footnote.

Plan of Distribution
45. We note reference to the possibility of the participation of broker-dealers. Supplementally confirm your awareness that, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance.

Management
Executive Officers and Directors
46. For the last five years or for any longer period of time that you voluntarily cover, present the following for each member of management:
a. the title of each position held;
b. the duties of each position if not clear from the title;
c. the beginning and ending dates by month and year of each position;
d. the name of the entity with whom the position was held; and
e. the activities of the entity.
47. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.
48. Please give each person`s term of office as a director and the period during which the person has served, as required by Item 401(a)(3) of Regulation S-B.

Employment Agreements
49. Please expand your disclosure regarding "subjective performance factors and board-determined objective performance standards."

Market for Common Equity and Related Stockholder Matters
50. Please disclose the source of the high and low bid information, as required by Item 201(a)(1)(ii) of Regulation S-B.

Description of Securities
Registration Rights Agreement
51. Please disclose the "certain obligations" under the registration rights agreement referred to on page 46.

Synova Healthcare, Inc.  - December 31, 2004 Financial Statements
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting
Policies

Revenue Recognition, F-9
52. We read on page 20 (Current Products) that you offer your products for retail sale (via retail distributors) and commercial sale (via physician supply organizations). Please revise your policy disclosure to discuss how your revenue recognition for each significant stream of revenue complies with GAAP, specifically SAB 104.
53. Tell us supplementally, and disclose if applicable, your policy for discounts, rebates, or other adjustments and allowances, that you offer to your customers. Disclose the method of accounting for each of these items, and where they are classified in the financial statements. In this connection, please revise your critical accounting policies and estimates (page 18) to identify the methodology and significant estimates used management in the revenue recognition process.

Note 6 - Stockholders` Equity

Options, F-12
54. We noted that stock options were issued to an employee, Board of
Directors and founders of the company during 2004. Please provide the required disclosures under paragraph (47) and (48) of SFAS No. 123.



Warrants, F-13
55. We noted that you issued 1,000 warrants to purchase common stock in exchange for accounting services. Tell us supplementally to whom the warrants were issued to. If the warrants were issued for accounting services by Mr. Jeff Pelesh, as disclosed on page 43 (Certain Relationships and Related Transactions - Accounting Services), consider revising your disclosure to clarify.

Other Regulatory
56. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
57. Please include the common stock issued by Synova Healthcare
Inc.
prior to the merger.  We note the financial statements.
58. Also, please include in this section all convertible notes, options and warrants issued in the past three years.
59. For each transaction please provide the facts supporting the exemption relied upon.
60. Please disclose the type of services provided and the value of the services for each transaction involving the issuance of securities for services rendered.

Exhibits
61. Please file the manufacturing agreement with Applied Biotech, Inc.

62. We note that Exhibits 4.3 and 10.1 are executed by Randle
Barrington-Foote. Please advise us as to Mr. Barrington-Foote`s relationship to the company. We may have further comment.

Undertakings
63. Supplementally tell us why you have included the undertakings required by Item 512(f) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 942-2791, or to Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc.	Michael Pollner, Esq.
      215-832-5637


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Synova Healthcare Group, Inc.
April 19, 2005




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